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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12B-25
                          NOTIFICATION OF LATE FILING

(Check one):
[X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VASO ACTIVE PHARMACEUTICALS, INC.
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FULL NAME OF REGISTRANT

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FORMER NAME OF APPLICABLE

99 ROSEWOOD DRIVE, SUITE 260
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

DANVERS, MA 01923
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is engaged in presentations and discussions with potential investors in an attempt to obtain financing in order to provide important funds to the Registrant. Without these funds, the Registrant will be unable to pay approximately $2.5 million due to holders of notes issued in 2005 and due May 1, 2007. The Registrant is uncertain whether it will obtain any financing. If it is unable to obtain new financing, then the Registrant may be in default of the obligations under such notes after May 1, 2007. The Registrant, if it is unable to negotiate a forbearance, extension, or other arrangement, may be forced to seek relief from its creditors in bankruptcy, or the holders of such notes might seek to liquidate the Registrant or have it declared insolvent. As a result of the demands on management in connection with the possible financing, the Registrant was unable to complete its Form 10-KSB on or before April 2, 2007. The Registrant expects to file its Form 10-KSB by April 17, 2007.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Joseph Frattaroli            978                               750-1991
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    (Name)                (Area Code)                       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Registrant anticipates that a significant change in the results of operations between the year ended December 31, 2006 and the year ended December 31, 2005 will be reflected by the earnings statements to be included in its 10-KSB for the year ended December 31, 2006.

The Registrant reported a loss of $4,465,219 for the year ended December 31, 2005. It anticipates a loss of approximately $2.8 million for the year ended December 31, 2006. This approximately $1.7 million decrease in loss is comprised of decreases in Marketing, advertising and promotion; Selling, general and administrative costs; Research and development costs; and Legal settlement expenses of approximately $243,000, $737,000, $338,000 and $885,000 respectively. These decreased costs were partially offset by an increase in Interest expense of approximately $491,000. The decreases in expenses were due primarily to decreased budgets brought about by constraints in the working capital of the Registrant during 2006. The increased interest was due to recording a full year interest charge in 2006 on Senior Secured Convertible notes issued in August 2005.

The anticipated loss of approximately $2.8 million for 2006 includes a charge of approximately $250,000 in connection with the adoption of Statement of Financial Accounting Standards No. 123(R) "Share Based Payments" ("SFAS 123(R)") beginning January 1, 2006 under the modified prospective transition method effective.


                       VASO ACTIVE PHARMACEUTICALS, INC.
                       ---------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE APRIL 3, 2007                      BY: /S/ JOSEPH FRATTAROLI
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                                           ACTING CHIEF EXECUTIVE OFFICER, CHIEF
                                           FINANCIAL OFFICER